SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             -----------------------

                     AMERICA FIRST APARTMENT INVESTORS, INC.
                     ---------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    02363X104
                             -----------------------
                             (CUSIP Number of Class
                                 of Securities)

                             -----------------------

          Carolyn Tiffany                                  David J. Heymann
First Union Real Estate Equity and                    Post Heymann & Koffler LLP
       Mortgage Investments                           Two Jericho Plaza, Wing A
         7 Bulfinch Place                                      Suite 111
             Suite 500                                  Jericho, New York 11753
    Boston, Massachusetts 02114                             (516) 681-3636
          (617) 570-4614

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 17, 2005
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))

CUSIP No. 02363X104                    13D
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      First Union Real Estate Equity and Mortgage Investments
      I.R.S. I.D. No.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Ohio
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               7     SOLE VOTING POWER

                     610,135
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            610,135
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      610,135 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 02363X104                    13D
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      First Union REIT, L.P.
      I.R.S. I.D. No. 20-1457531
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     610,135
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            610,135
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      610,135 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 1 amends certain information contained in the Schedule 13Dfiled jointly by First Union Real Estate Equity and Mortgage Investments, an Ohio business trust, and First Union REIT, L.P., a Delaware limited partnership (collectively "First Union"), with respect to its ownership interest America First Apartment Investors, Inc., a Maryland corporation, on October 6, 2005 (the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

      Item 3. Source and Amount of Funds of Other Consideration.

      Item 3 is amended by adding the following:

      First Union purchased 56,334 Shares from October 14, 2005 through November 17, 2005 for an aggregate purchase price of $761,552, which funds were provided from the working capital of First Union.

      Item 5. Interest of Securities of the Issuer.

      Item 5 is amended as follows:

      (a) At the close of business on November 17, 2005, First Union directly owned 610,135 Shares representing 5.8% of the total outstanding Shares. The foregoing is based upon 10,510,558 Shares outstanding which represents the number of shares reported outstanding in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2005.

      (b) First Union has the sole power to vote and dispose of 610,135 Shares owned by First Union.

      (c) Set forth below is a description of all transactions in Shares that were effected during the past sixty days by First Union and not previously reported. All such transactions were purchases effected by First Union on the open market.

            Date                    Number of Shares             Price Per Share
            ----                    ----------------             ---------------
      October 14, 2005                     479                       $13.25
      October 18, 2005                   9,720                       $13.33
      October 19, 2005                   5,050                       $13.35
      November 2, 2005                   8,721                       $13.51
      November 3, 2005                   8,401                       $13.55
      November 4, 2005                     798                       $13.54
      November 7, 2005                   1,000                       $13.59
      November 8, 2005                     200                       $13.55
      November 14, 2005                  3,688                       $13.58
      November 15, 2005                  7,500                       $13.67
      November 16, 2005                  8,829                       $13.62
      November 17, 2005                  1,948                       $13.65

      (d) Not applicable

      (e) Not applicable

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 18th day of November, 2005.

                                              FIRST UNION REAL ESTATE EQUITY AND
                                              MORTGAGE INVESTMENTS


                                              By: /s/ Peter Braverman
                                                      --------------------------
                                                      Peter Braverman
                                                      President

                                              FIRST UNION REIT, L.P.

                                              By: First Union Real Estate Equity
                                                  and Mortgage Investments


                                                  By: /s/ Peter Braverman
                                                      --------------------------
                                                      Peter Braverman
                                                      President